Exhibit 3.2
CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
THESEUS PHARMACEUTICALS, INC.
(Pursuant to Section 242 of the
General Corporation Law of the State of Delaware
Theseus Pharmaceuticals, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
1.The Corporation was originally incorporated pursuant to the General Corporation Law of the State of Delaware (the “DGCL”) on December 29, 2017. An Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on October 12, 2021 (the “Charter”). Pursuant to Section 242 of the DGCL, this Certificate of Amendment (this “Amendment”) amends certain provisions of the Charter.
2.This Amendment has been approved and duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Section 242 of the DGCL.
3.The Charter is hereby amended by adding a new Article FOURTEENTH to read in its entirety as follows:
“FOURTEENTH. To the fullest extent permitted by the DGCL as it now exists and as it may hereafter be amended, no officer of the Corporation shall be personally liable to the Corporation or any of its stockholders for monetary damages for breach of fiduciary duty as an officer of the Corporation, except for liability (a) for any breach of the officer’s duty of loyalty to the Corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) for any transaction from which the officer derived an improper personal benefit, or (d) arising from any claim brought by or in the right of the Corporation. Without limiting the effect of the preceding sentence, if the DGCL is hereafter amended to authorize the further elimination or limitation of the liability of an officer, then the liability of an officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purpose of this Article FOURTEENTH, “officer” shall mean an individual who has been duly appointed as an officer of the Corporation and who, at the time of an act or omission as to which liability is asserted, is deemed to have consented to service of process to the registered agent of the Corporation as contemplated by 10 Del. C. § 3114(b). No amendment, repeal or modification of this Article FOURTEENTH (including due to the adoption of any provision of this Certificate of Incorporation inconsistent with this Article FOURTEENTH) shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of an officer of the Corporation existing at the time of such amendment, repeal or modification with respect to acts or omissions occurring prior to such amendment, repeal or modification.”

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, this Amendment, having been duly adopted in accordance with Section 242 of the DGCL, has been duly executed by a duly authorized officer of the Corporation on this 13th day of June, 2023.

THESEUS PHARMACEUTICALS, INC.

By: /s/ Timothy P. Clackson, Ph.D.
Name: Timothy P. Clackson, Ph.D.
Title: President and Chief Executive Officer